

By Electronic Mail

February 20, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Franklin Crypto Trust
        Issuer CIK: 0002033807
        Issuer File Number: 333-281615
        Form Type: 8-A12B
        Filing Date: February 20, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. ("Exchange") certifies its approval for listing and registration of shares of the Franklin Crypto Index ETF upon official notice of issuance.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications